November 21, 2024

Yee Kar Wing
Chief Executive Officer
ChowChow Cloud International Holdings Limited
Unit 03, 23/F, Aitken Vanson Centre
No. 61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

       Re: ChowChow Cloud International Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted October 25, 2024
           CIK No. 0002041829
Dear Yee Kar Wing:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. You disclose that you will be a "controlled company" following the completion of this offering because of Rainbow Sun Enterprise Limited's beneficial ownership of your ordinary shares. Please revise here to also disclose that your Chairman and CEO, Yee
       Kar Wing, is the controlling shareholder and sole director of Rainbow Sun. Additionally, clearly state whether you intend to take advantage of the controlled
       company exemptions under the NYSE rules.
 November 21, 2024
Page 2
Table of Contents, page i

2. We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise. Additionally, with respect to each statement attributed to industry publications and
       reports, please revise to disclose the title and year of publication of such reports.
Overview, page 1

3. Please revise your discussion of "tenant" to include a more robust explanation of the term and its relevance to both the company and customers.
Prospectus Summary, page 1

4. We note extensive discussion of artificial intelligence technology in your disclosure and that you are "focused on innovation in [y]our cloud solutions and the application of emerging technologies such as cloud technology and AI." Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update your risk factors to reflect any material risks arising from your use of AI.
Conventions Which Apply to This Prospectus, page 5

5.     We note from your disclosure on page 5 that you exclude Hong Kong and
Macau
       from your definition of    PRC    or    China    for the purpose of your
registration
       statement. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having
       operations in the People   s Republic of China (PRC) also apply to
operations in Hong
       Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. For example, we note your disclosure on the cover page that the national laws of the PRC shall not be applied in
       Hong Kong except for those listed in Annex III of the Basic Law and that the basic policies of the PRC regarding Hong Kong provide Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that
       of final adjudication under the principle of    one country, two
systems." Where
       appropriate, you may describe PRC law and then explain how law in Hong Kong and
       Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.
Risk Factors, page 8

6. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking
       to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.
 November 21, 2024
Page 3
Risks Related to Our Ordinary Shares and This Offering
Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, page 29

7. Please explain the disclosure on the top of page 31 stating that your auditor has been inspected by the PCAOB on a regular basis, as no inspections are noted by the Staff.
Dividend Policy, page 41

8. Please clarify your disclosure stating that you have not previously declared or paid any cash dividends. In this regard, we note from disclosure elsewhere that a dividend was declared on December 31, 2023.
Enforceability of Civil Liabilities, page 44

9. You disclose here that a "majority" of your directors and officers are nationals or residents of jurisdictions other than the United States. On pages 27 and 34, you disclose that "all" directors and officers are nationals or residents of jurisdictions other than the United States. Please revise to clarify. Additionally, please revise to disclose where your directors and officers are nationals or residents of. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

10. You disclose that you recognize revenue from the sale of software and IT application products; however, the tables on page 53 do not appear to include revenue from this category of offering. Please revise or advise.
Concentration Risk, page 59

11. You disclose that your top three customers for the fiscal year ended December 31,
       2023 accounted for 32.8%, 17.9% and 11.5% of your total revenue. Please revise here or in your business section to identify these customers and disclose the material terms of any material agreements with these customers. See Item 3.D and Item 4.B of Form
       20-F. Additionally, please file any material agreements as exhibits. Consider Item
       601(b)(10) of Regulation S-K.
12. We also note that you depend on a small number of suppliers and that three suppliers accounted for 35.1%, 34.8% and 10.1% of your cost of revenue for the fiscal year ended December 31, 2023. Please revise here or in your business section to identify these suppliers and disclose the material terms of any material agreements with these suppliers. See Item 3.D and Item 4.B of Form 20-F. Additionally, please file any material agreements as exhibits. Consider Item 601(b)(10) of Regulation S-K.
Related Party Transactions, page 84

13. We note your disclosure that the table includes major related parties and their relationships with the Company as of December 31, 2022 and 2023. Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.
 November 21, 2024
Page 4
Experts, page 110

14. We note your disclosure that the audit report includes an explanatory paragraph referring to the translation of Hong Kong dollar amounts to United States dollar amounts. However, no such explanatory paragraph is included in the audit report on page F-1. Please clarify.
ChowChow Cloud International Holdings Limited
Consolidated Statements of Operations and Comprehensive Income
For The Years Ended December 31, 2022 and 2023, page F-3

15. We note from your disclosure on page 56 that other income includes the reversal of current expected losses on accounts receivable. Please revise to classify this reversal consistently with the charge for expected credit loss on trade receivables in general and administrative expenses.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue recognition, page F-12

16. You indicate that if the software license is distinct and provides the customer with full control of the software, revenue is recognized when the license is delivered. Please clarify if the performance obligation is a right to use IP.
17. We note that contracts with customers often contain multiple performance obligations.
      For each of the following types of contracts, please revise to explain how you determine whether the performance obligation is distinct. Refer to ASC 606-10-25-19 through 25-22:

             Sale of hardware products that include system setup, development, customization, or integration services;

             Sale of software and IT application products that include packaged software, customized setup implementation, or integrated hardware and software platforms;

             Maintenance and support services that consist of unspecified future updates and upgrades, as well as technical support; and

             IT professional services related to IT system setup, development, customization or integration services.
18. Please explain why IT professional services are recognized at a point in time upon the completion of the services. That is, tell us what consideration was given to whether control of these services is transferred over time based on the criteria in ASC 606-10-
      25-27.
19. Please revise to explain what consideration was given to the principal versus agent considerations in ASC 606-10-55-36 through 55-40. In this regard, based on disclosures elsewhere in your filing, we note your partnerships with cloud and technology service providers and that you outsource to third-party service providers.
 November 21, 2024
Page 5

20. Please revise to disaggregate revenue from contracts with multiple performance obligations among your other categories of revenue, including revenue generated from the sale of software and IT application products. In addition, revise your consolidated statements of operations and comprehensive income to separately present revenue and related cost of revenues from products and from services to the extent greater than
       10% of the respective totals. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.
(o) Selling and marketing expenses, page F-15

21. We note your disclosure that capitalized commissions are amortized over the period in which the related performance obligations are satisfied. Revise to disclose how any commissions paid for renewals are considered in your estimated benefit period and the period of time over which you amortize commission costs related to contract renewals. That is, if additional sales commissions are paid upon contract renewal, consideration should be given to whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and ASC 340-40-50-2.
(v) Segment reporting, page F-18

22. Please revise to also disclose revenues from external customers attributed to your country of domicile. We note your disclosures in this regard on the cover page and page 25 of your filing. Refer to ASC 280-10-50-4.
Note 10. Intangible Asset, Net, page F-29

23. You indicate that development costs paid in preparing an asset for its intended use are capitalized when they meet the criteria for recognition as an intangible asset under
       ASC 350. Please confirm that such capitalized costs are those incurred during the application development stage consistent with the guidance in ASC 350-40-25-2 or revise accordingly. In addition, you indicate that amortization of the intangible asset began upon the asset being placed into service. Amortization should begin when the intangible asset is ready for its intended use, regardless of when it is placed in service, based on the guidance in ASC 350-40-35-6. Please revise accordingly. General

24. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state
       affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 November 21, 2024
Page 6
25. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Meng Ding